NeurMedix, Inc.

6165 Greenwich Drive, Suite 150

San Diego, California 92122

February 1, 2018

VIA EDGAR TRANSMISSION ONLY

Irene Paik

Joseph McCann

Securities and Exchange Commission

Division of Corporation Finance

Office of Healthcare & Insurance

100 F Street, NE

Washington, D.C. 20549

Re:	NeurMedix, Inc.
Amendment No. 2 to Offering Statement on Form 1-A
Filed October 2, 2017
File No. 024-10697

Dear Ms. Paik & Mr. McCann:

This letter responds to the comments received from the staff of the United States Securities and Exchange Commission (the “Staff”) in the comment letter dated October 23, 2017 (the “Comment Letter”), to Terren Peizer, Chief Executive Officer of NeurMedix, Inc. (the “Company”), with respect to the Amendment No. 2 to the Offering Statement on Form 1-A, filed by the Company on October 2, 2017.

To facilitate the Staff’s review, this letter sets forth each comment of the Staff from the Comment Letter (numbered in accordance with the Comment Letter). Immediately following each comment is the Company’s response to that comment, including, where applicable, a cross-reference to the location of the changes made. The Company is concurrently submitting via EDGAR this letter and Amendment No. 3 to the Offering Statement on Form 1-A.

Amendment No 2. to Form 1-A

Part 1A - Notification

Item 4, page 1

1.

With reference to your disclosure on page 87 of the Offering Circular, please revise to identify VC Media Partners as a promoter and identify all the other Item 4 service providers. Revise the "Fees" column so that it is reflects the $3 million in offering fees/expenses that you reference in the Offering Circular on page 87.

Response: As requested by the Staff, please be advised that Amendment Number 3 to the Offering Circular has been amended to identify VC Media Partners as a promoter, to identify all the other Item 4 service providers. Further, the “Fees” column on Form 1-A has been revised as requested by the Staff.

Part II - Information Required in Offering Circular

Coverpage, page 2

2.

Please revise footnote 1 to quantify the maximum number of selling agent warrants that may be issued in the offering and revise your discussion on page 87 to discuss this arrangement in greater detail. Refer to Instruction 2 to Item 1(e), and include a cross reference in footnote 1 to the more complete description of the underwriting commissions located on page 87.

Response: As requested by the Staff, please be advised that footnote 1 on the cover page of Amendment Number 3 to the Offering Circular has been amended to quantify the maximum number of selling agent warrants that may be issued in the offering and the corresponding discussion previously on page 87 has been expanded to describe this arrangement in greater detail. Additionally, in accordance with the Staff’s request, a cross reference to the description of the underwriting commissions in the section entitled “Plan of Distribution” was also added to footnote 1 on the cover page.

3.	With reference to section 4 of Exhibit 6G, please revise footnote 2 to disclose, if true, that you potentially may negotiate additional offering fees with VC Media Partners.

Response: As requested by the Staff, please be advised that footnote 2 on the cover page of Amendment Number 3 to the Offering Circular has been amended to further explain the potential for additional offering fees to be paid to VC Media Partners in accordance with the agreement with VC Media Partners.

Our Business

Clinical Trials, page 56

4.

We note your disclosure on page 59 that you are currently targeting four distinct diseases and that two of these, namely POCD and IBM, may receive the FDA's "breakthrough" designation. We further note that IBM does not appear to be one of the four distinct diseases you are currently targeting based on your product development pipeline table and your disclosure elsewhere in the offering circular. Please revise your disclosure as appropriate to reconcile this discrepancy.

Response: As requested by the Staff, please be advised that Amendment Number 3 to the Offering Circular has been amended to clarify any discrepancies and provide consistent disclosure regarding the diseases the Company is currently targeting based on the Company’s revised product development pipeline table and related disclosures elsewhere in the Offering Circular.

Product Development Pipeline, page 63

5.

Please revise your product development pipeline table to label the therapeutic NE3107, rather than NE3017, and clarify the relationship between the HE3286 and NE3017 designations. In addition, we note the placement of your asterisks by ALS, Huntington's Disease and Encephalitis, but also note that the disclosure by the asterisk under the table only seems to address Parkinson's Disease. Please advise.

Response: As requested by the Staff, please be advised that the product development pipeline table contained in Amendment Number 3 to the Offering Circular has been amended to label the therapeutic NE3107, rather than NE3017, and to correct the asterisks and accompanying references. Additionally, as requested by the Staff, the Offering Circular has been revised to clarify the relationship between the HE3286 and NE3017 designations.

6.

Please revise the table so that the bar for each indication reflects the current status of development rather than your plans for development. In this regard, please tell us whether any steps are required to complete Phase 1 for Alzheimer's Disease, Migraine and/or POCD or whether there is uncertainty that you have completed this phase of development given your disclosures that initiation of Phase 2 trials will depend upon future interactions with FDA. Also, please add a Phase 3 column to the table.

Response: As requested by the Staff, please be advised that the product development pipeline table contained in Amendment Number 3 to the Offering Circular has been amended so that the bar for each indication reflects the current status of development. Additionally, the Offering Circular has been revised to describe what steps, if any, are required to complete Phase 1 for Alzheimer's Disease, Migraine and/or POCD. Finally, as requested by the Staff, a Phase 3 column has been added to the table.

Executive Compensation, page 81

7.

We note your added disclosure regarding the variable consulting fees per month paid to Mr. Ahlem and Mr. Reading during your last completed fiscal year in response to our prior comment eight. Please further expand your disclosure to provide the actual amount paid to your executive officers and directors during your last completed fiscal year. Currently, you only provide disclosure regarding planned compensation following the offering and a range of fees paid per month to Mr. Ahlem and Mr. Reading. See Item 11(a) of Form 1-A.

Response: As requested by the Staff and in accordance with Item 11(a) of Form 1-A, please be advised that the Executive Compensation section in Amendment Number 3 to the Offering Circular has been amended to provide the actual amount paid to the Company’s executive officers and directors during the Company’s last completed fiscal year.

Signatures, page 90

8.	Please have your newly appointed chief financial officer execute the filing as your principal financial and/or accounting officer or advise.

Response: As requested by the Staff, please be advised that Amendment Number 3 to the Offering Circular has been amended to include the signature of the Company’s chief financial officer as the principal financial officer pursuant to Instruction 1 to the Signatures section.

______________

The Company hereby requests that the Commission provide final approval and qualification of the Form 1-A and related Offering Circular filed with the Commission in the form attached as soon as practicable.

Should any member of the Staff have any questions concerning the materials referenced herein or desire any further information or clarification in respect of the Offering Circular, please do not hesitate to contact us. Thank you.

Sincerely,

By:	/s/ Terren S. Peizer
Terren S. Peizer
Chief Executive Officer
NeurMedix, Inc.

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